Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated September 20, 2018

Supplementing the Preliminary Prospectus Supplement, dated September 20, 2018

Registration No. 333-224813

AIRCASTLE LIMITED

$650,000,000 4.400% Senior Notes due 2023

Pricing Supplement dated September 20, 2018 to the

Preliminary Prospectus Supplement dated September 20, 2018

of Aircastle Limited

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Change in Size of Offering

The aggregate principal amount of notes to be issued in the offering increased from $500,000,000 to $650,000.000. The net proceeds received from the sale of the notes will be used for general corporate purposes, which may include the acquisition of aircraft or the refinancing of our existing indebtedness. The information in the Preliminary Prospectus Supplement (including, but not limited to, the financial information in the capitalization table and use of proceeds) is deemed to have changed to the extent affected by the increase in the size of the offering and the use of proceeds thereof.

4.400% Senior Notes due 2023

Issuer:	Aircastle Limited

Security:	4.400% Senior Notes due 2023

Size:	$650,000,000, which represents a $150,000,000 increase from the Preliminary Prospectus Supplement

Maturity Date:	September 25, 2023

Coupon:	4.400%

Interest Payment Dates:	March 25 and September 25, commencing March 25, 2019.

Record Dates:	March 10 and September 10

Price to Public:	99.831%

Benchmark Treasury:	UST 2.750% due August 31, 2023

Spread to Benchmark Treasury:	148 bps

Yield:	4.438%

Gross Proceeds:	$648,901,500

Net Proceeds to Issuer before Expenses:	$645,001,500

Optional Redemption:

Prior to August 25, 2023 (one month prior to the maturity date of the Notes), the Issuer may, at any time and from time to time, redeem all or a part of the notes, upon not less than 15 nor more than 60 days’ prior notice mailed by first class mail to each Holder’s registered address, at a redemption price equal to the greater of (a) 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date, and (b) the sum of the present values of 100% of the principal amount of the notes being redeemed and the remaining scheduled payments of interest on the notes from the redemption date through August 25, 2023 (one month prior to the maturity date of the notes) (computed using a discount rate equal to the Treasury Rate as of such redemption date plus 25 basis points), plus accrued and unpaid interest to, but not including, the redemption date.

In addition, on or after August 25, 2023 (one month prior to the maturity date of the notes), the Issuer may on any one or more occasions redeem all or a part of the notes, upon not less than 15 nor more than 60 days’ prior notice mailed by first class mail to each Holder’s registered address, at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

“Treasury Rate” means, as of any redemption date, the weekly average rounded to the nearest 1/100th of a percentage point (for the most recently completed week for which such information is available as of the date that is two Business Days prior to the redemption date) of the yield to maturity of United States Treasury securities with a constant maturity (as compiled and published in the Federal Reserve Statistical Release H.15 with respect to each applicable day during such week or, if such Statistical Release is no longer published or available, any publicly available source of similar market data selected by the Issuer) most nearly equal to the period from the redemption date to August 25, 2023 (one month prior to the maturity date of the notes); provided, however, that if the period from the redemption date to August 25, 2023 (one month prior to the maturity date of the notes) is not equal to the constant maturity of a United States Treasury security for which such a yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to August 25, 2023 (one month prior to the maturity date of the notes) is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Trade Date:	September 20, 2018

Expected Settlement Date:

September 25, 2018 (T+3)

We expect that delivery of the notes will be made to investors on or about September 25, 2018, which will be the third business following the date of this pricing term sheet (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof should consult their advisors.

Denominations:	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers:	CUSIP: 00928Q AR2 ISIN: US00928QAR20

Form of Offering:	SEC Registered (Registration No. 333-224813)

Underwriters:	Goldman Sachs & Co. LLC Citigroup Global Markets Inc. MUFG Securities Americas Inc. RBC Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the preliminary prospectus supplement and accompanying base prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, by calling (866) 471-2526 or by e-mailing prospectus-ny@ny.email.gs.com, Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling (800) 831-9146 or by e-mailing prospectus@citi.com, MUFG Securities Americas Inc., by calling (877) 649-6848, or RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, by calling (866) 375-6829, by faxing (212) 658-6137 or by e-mailing rbcnyfixedincomeprospectus@rbccm.com.